UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                                   CDNOW, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   125085100
                                 (CUSIP Number)

                                  May 11, 1999
             (Date of Event Which Requires Filing of this Statement)

                              Marc M. Rossell, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Rafael Robles Miaja, Esq.
                     Franck, Galicia, Duclaud y Robles, S.C.
                                 Torre "Optima"
                    Av. Paseo de las Palmas No. 405 -- piso 3
                            Col. Lomas de Chapultepec
                                11000 Mexico D.F.
                          Telephone: 011-52-5-540-9200

                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

--------------------------------------------------------------------------------

CUSIP No.  125085100

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
               Carlos Slim Helu
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

|_|     (a)
               -----------------------------------------------------------------
|_|     (b)
               -----------------------------------------------------------------

(3)     SEC Use Only
                    ------------------------------------------------------------

(4)     Citizenship or Place of Organization Mexico
                                            ------------------------------------

   Number of      (5)     Sole Voting Power   0
   Shares                                  -------------------------------------
   Beneficially
   Owned by               ------------------------------------------------------
   Each           (6)     Shared Voting Power 1,247,000
   Reporting                                 -----------------------------------
   Person
   With                   ------------------------------------------------------
   -------        (7)     Sole Dispositive Power     0
                                                --------------------------------

                          ------------------------------------------------------
                  (8)     Shared Dispositive Power 1,247,000
                                                  ------------------------------

                          ------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,000
                                                                    ------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9)
         4.2%
        ------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions) IN
                                                   -----------------------------

CUSIP No.  125085100

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
               Grupo Sanborns, S.A. de C.V.
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

|_|     (a)
               -----------------------------------------------------------------
|_|     (b)
               -----------------------------------------------------------------

(3)     SEC Use Only
                    ------------------------------------------------------------

(4)     Citizenship or Place of Organization Mexico
                                            ------------------------------------

   Number of      (5)     Sole Voting Power   0
   Shares                                  -------------------------------------
   Beneficially
   Owned by               ------------------------------------------------------
   Each           (6)     Shared Voting Power 1,247,000
   Reporting                                 -----------------------------------
   Person
   With                   ------------------------------------------------------
   -------        (7)     Sole Dispositive Power     0
                                                --------------------------------

                          ------------------------------------------------------
                  (8)     Shared Dispositive Power 1,247,000
                                                  ------------------------------

                          ------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,000
                                                                    ------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9)
         4.2%
        ------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions) CO
                                                   -----------------------------

CUSIP No.  125085100

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
               Grupo Carso, S.A. de C.V.
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

|_|     (a)
               -----------------------------------------------------------------
|_|     (b)
               -----------------------------------------------------------------

(3)     SEC Use Only
                    ------------------------------------------------------------

(4)     Citizenship or Place of Organization Mexico
                                            ------------------------------------

   Number of      (5)     Sole Voting Power   0
   Shares                                  -------------------------------------
   Beneficially
   Owned by               ------------------------------------------------------
   Each           (6)     Shared Voting Power 1,247,000
   Reporting                                 -----------------------------------
   Person
   With                   ------------------------------------------------------
   -------        (7)     Sole Dispositive Power     0
                                                --------------------------------

                          ------------------------------------------------------
                  (8)     Shared Dispositive Power 1,247,000
                                                  ------------------------------

                          ------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,000
                                                                    ------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9)
         4.2%
        ------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions) CO
                                                   -----------------------------

Item 1.        Issuer

               No material changes.

Item 2.        Persons Filing

               No material changes.

Item 3.        No material changes.

Item 4.        Ownership

               (a) As of May 12, 1999, Sanborns directly owns 1,247,000 shares of Common Stock. By virtue of the shares held by Sanborns, Carso, as Sanborns' parent entity, beneficially owns 1,247,000 shares of Common Stock. Mr. Slim is filing for himself and on behalf of certain members of his immediate family. Mr. Slim and certain members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in a trust, own a majority of the outstanding voting equity securities of Carso. Accordingly, Mr. Slim may be deemed to beneficially own all securities owned by the other Reporting Persons. (b) The shares of Common Stock held by Mr. Slim, Carso and Sanborns constitute approximately 4.2% of the outstanding Common Stock of the Company as of the date hereof.

Item 5.        Ownership of Five Percent or Less of a Class

               The Reporting Persons are not the beneficial owners of more than five percent of the shares of Common Stock. The original statement on Schedule 13G filed on May 7, 1999 with the Securities and Exchange Commission (the "Commission") calculated the Reporting Persons' percentage ownership interest in the Company based on the Company's most recent audited financial statements published in the Company's Annual Report on Form 10-K, filed with the Commission on March 16, 1999. On March 17, 1999, the Company filed a Current Report on Form 8-K stating that, as a result of the merger of CDnow, Inc. and N2K, Inc., a total of 29,810,799 shares of Common Stock were issued. Based on this new amount of Common Stock issued and outstanding, the Reporting Persons do not hold at least five percent of the shares of Common Stock as of the date hereof and file this Amendment No.1 to reflect that fact. Since the filing of the original statement on Schedule 13G on May 7, 1999 to the date hereof, the Reporting Persons have not sold any shares of Common Stock.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not Applicable.

Item 9.        Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certification if Statement Filed Pursuant to Rule 13d-1(c)

               (a)     Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.      Powers of Attorney

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1999




______________________________
Carlos Slim Helu

                                                  By: /s/ Eduardo Valdes
                                                     ---------------------------
                                                  Name:   Eduardo Valdes
                                                  Title:  Attorney-in-Fact

GRUPO CARSO, S.A. DE C.V.



By:______________________________
Name:
Title:


GRUPO SANBORNS, S.A. DE C.V.


By:______________________________
Name:
Title:

                                    EXHIBITS

                                POWER OF ATTORNEY


               I, a beneficial owner of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United Sates Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.




                                                            /s/ Carlos Slim Helu
                                                            --------------------
                                                            Carlos Slim Helu

May 7, 1999

                                POWER OF ATTORNEY


               I, a beneficial owner of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United Sates Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.


                                             GRUPO CARSO, S.A. DE C.V.


                                             By: /s/ Alejandro Escoto
                                                --------------------------------
                                             Name:   Alejandro Escoto
                                             Title:  Chief Financial Officer

May 7, 1999

                                POWER OF ATTORNEY


               I, a holder of common stock, no par value, (the "Securities") of CDnow, Inc., a corporation organized under the laws of Pennsylvania, which Securities are registered pursuant to Section 12 of the United Sates Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D and 13G and any and all amendments thereto and other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.


                                             GRUPO SANBORNS, S.A. DE C.V.



                                         By: /s/ Alejandro Escoto
                                            ------------------------------------
                                         Name:   Alejandro Escoto
                                         Title:  Authorized Legal Representative

May 7, 1999